

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

September 29, 2009

VIA U.S. MAIL AND FAX (408)725-1626

Mr. Wayne N Pham
Vice President of Finance and Controller
Mission West Properties, Inc.
10050 Bandley Drive
Cupertino, CA 95014

      Re: **Mission West Properties, Inc**
              Form 10-K for the year ended December 31, 2008
              Form 10-Q for the quarterly period ended June 30, 2009
              Definitive Proxy Statement on Schedule 14A filed April 9, 2009
              File No. 001-34000

Dear Mr. Pham:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Item 2. Properties, page 16

1.   Please tell us the occupancy rates, expressed as a percentage, of your properties
        for each of the last three fiscal years on a portfolio basis instead of just the last
        two fiscal years. Confirm that you will provide similar disclosure in future
        filings.

2.   In future filings, please disclose the average annual rental per square foot for each
        of the last three years. Please provide this information on a portfolio basis.

3.   For tenants occupying 10 percent or more of rentable square footage, please tell
        us their principal nature of business. Confirm that you will provide similar
        disclosure in future filings.

Item 3. Legal Proceedings, page 21

4.   We note your disclosure regarding the legal proceeding pending in the California
        Superior Court. Please provide us with a description of the factual basis alleged
        to underlie the proceeding and the relief sought and confirm that you will provide
        similar disclosure in future filings. Refer to Item 103 of Regulation S-K for
        guidance.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 47

5.   For the years ended December 31, 2007 and December 31, 2006, please explain to
        us the difference between "minority interest from continuing operations" and "net
        income to minority interests".

Consolidated Statements of Cash Flows, page 49

6.   It appears that your distributions to minority interests and common shareholders
        exceeded total cash inflows from operations for both the year ended December
        31, 2008 and the quarter ended June 30, 2009. Please tell us, and disclose in the
        liquidity section of your MD&A, the source of funds used to finance these
        distributions.

Exhibit Index, page 84

7.   We note certain material contracts that you filed in accordance with Item
        601(b)(10) of Regulation S-K, such as the contracts filed as Exhibits 10.15,
        10.15.10 and 10.54, do not have the referenced schedules or exhibits attached.
        Item 601(b)(10) of Regulation S-K requires you to file all material contracts in
        their entirety. Please file the complete agreements with your next quarterly report
        or tell us why you believe this information is no longer material to investors.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Liquidity and Capital Resources, page 18

8.   Given the fact that the Company has "borrowed" from restricted cash to fund
        general corporate cash needs, the Company's line of credit expires on September
        30, 2009 and distributions to common shareholders and minority interest holders
        have exceeded cash flows from operations, explain to us how you determined that
        cash flows from operations should be sufficient to meet all short term liquidity
        needs.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 8

Base Salaries, page 8

9.   Please tell us how you would expand your CD&A to include specific disclosure
        about how and why each named officer received the base salary that he did in that
        year. For example, while we note there were no adjustments to base salaries in
        2008, please disclose why the Compensation Committee chose not to increase or
        decrease the base salaries for your named executive officers. Confirm that you
        will provide similar disclosure in future filings.

Stock Option Rights, page 9

10.   We note that you awarded Messrs. Pham and Marino stock option rights as compensation with respect to their 2008 individual performance and that you base your awards on subjective evaluation of the executive officers' performance. Please provide us a discussion about what specific aspects of each named executive officers' performance were considered and how the Compensation Committee came to its decision to make such awards. Confirm that you will provide similar disclosure in future filings.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or the undersigned at (202) 551-3629 if you have questions on the financial statements and related matters. Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Sonia Barros, Special Counsel, at (202) 551-3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief